Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
facsimile (212) 818-8881		direct dial number (212) 818-8638 email address jgallant@graubard.com

March 9, 2007

Mr. John Reynolds

Securities and Exchange Commission

Mail Stop 3561

100 F Street, NE

Washington, DC 20549

Re:	Victory Acquisition Corp.

Registration Statement on Form S-1

Filed on January 31, 2007

File  No. 333-140359

Dear Mr. Reynolds:

On behalf of Victory Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated March 2, 2007, relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), a copy of which has been marked with the changes from the original filing of the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 1 to Cathey Baker.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter. Additionally, we have, where appropriate, indicated in the markings of the courtesy hard copies of the marked Amendment No. 1 the specific locations in such amendment in which our responses to the Staff’s comments are reflected.

General

1.

Given that the offer and sale of the insider warrants (also referred to as sponsor warrants) and the securities underlying the warrants are being registered, the offer and sale of the underlying securities are registered at the time of effectiveness. As a result, it appears you will be required to file timely updates to this registration statement and deliver a current prospectus at the time such insider warrants are exercised. In light of this fact, please tell us how you plan to account for these insider warrants upon issuance. In this regard, it appears that pursuant to the guidance in paragraphs 14-18

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March 9, 2007

of EITF 00-19 you may be required to account for the warrants as liabilities marked to fair value each period through the income registered shares, it is assumed the company will be required to net-cash settle the contract, and as a result, liability classification will be required. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your proposed accounting for your insider warrants. It appears you are currently assuming the insider warrants will be classified as equity upon issuance, based on the review of your capitalization table and the summary financial data, as adjusted. If you conclude liability classification will be required upon issuance, please revise your capitalization table, summary financial data, dilution information and anywhere else in the document as needed, to properly reflect this classification. Additionally, please add disclosure in the document (both in MD&A, and the financial statements) describing your proposed accounting for the insider warrants upon issuance.

Section 3.3.2 of the warrant agreement makes clear that in no event will the Company be required to net cash settle a warrant exercise. Furthermore, such section states that in the event a registration statement is not effective for the exercise of a warrant, the holders of the sponsors’ warrants will receive unregistered shares. Section 2.5 of the warrant agreement also states that the sponsors’ warrants shall be in the same form as the public warrants. We therefore believe the Registration Statement and the warrant agreement clearly state how the warrant exercise would be settled. Accordingly, we have not revised the disclosure in the Registration Statement in response to this comment.

2.

We note that much of the disclosure focuses on the company’s ability to find a target in which the company and its management will be able to improve the target’s business. For example, we note the statement on page 41 under the subheading “Consumer services” that, “We believe an opportunity exists to acquire companies … and accelerate their growth through the introduction of a national program strategy.” We also note the emphasis on management’s experience. We further note the disclosure on page 47 that, “While it is possible one or more of our directors will remain associated in some capacity with us following a business combination, it is unlikely that any of them will devote their full efforts to our affairs subsequent to a business combination.” Please revise and clearly disclose in the summary and elsewhere that is unlikely management will devote their full efforts to the company’s affairs subsequent to a business combination. If it is the company’s intention to retain its existing management after the consummation of a business combination, please detail how the company could accomplish this, referencing the necessary transaction structure, valuation determinations, exchange ratios, and other contingencies which must be addressed and structured so as to ensure that the company’s management would be

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March 9, 2007

able to maintain its position with the company post-business combination. We may have further comment.

We have revised the disclosure in the Registration Statement to clarify in the Summary and elsewhere, as appropriate, that it is unlikely that the Company’s officers or directors will remain associated with the target business on a full-time basis following a business combination as requested.

3.	The staff notes that some of the officers/directors of the company disclose a significant level of experience that is derived from such individual’s existing and ongoing involvement in private investment companies and/or private equity firms. In light of the ongoing nature of the involvement of the officers/directors with these firms such as, Cullen Investments Limited and Ironbound Partners Fund LLC, please provide the following disclosure: (i) for each of the officers/directors of the company, provide a listing of each entity with which a conflict of interest may or does exist with the company; (ii) indicate for each such entity the priority and preference such entity has relative to the company with respect to the performance of obligations and the presentation of business opportunities; (iii) in light of the fact that each officer/director is looking at the same companies with respect to both the company and those other entities in which each such individual is involved, it would appear that all contacts and discussions currently being conducted by each such individual are relevant to the company and its business operations (including potential acquisition targets) and should be fully disclosed and discussed in the prospectus; and (iv) to the extent that any of the officers/directors have established criteria by which they are evaluating any contacts or discussions insofar as the relate to the company, disclose such criteria and discuss how they are applied. We may have further comment.

In response to clauses (i) and (ii) of the Staff’s comment, we have revised the disclosure in the Registration Statement to indicate any conflicts of interest that exists or may arise between the Company and the Company’s officers and directors other affiliations and the priority and preference such entity has relative to the Company. With respect to Ironbound Partners Fund LLC, please be advised that such entity oversees the Ledecky Foundation and other Ledecky family investments – it is not in the business of making active investments in businesses and, as a result, no conflict exists.

We have further revised the disclosure in the Registration Statement in response to clause (iii) of the Staff’s comment to indicate that the Company will not consummate a business combination with any entity with which the Company’s management has had discussions through their other business activities. Accordingly, we do not believe there is any reason to disclose such contacts and discussions. The Company’s officers and directors have not established any criteria by which they are evaluating any contacts or discussions insofar as they relate to the Company. Accordingly, we have not revised the disclosure in the Registration Statement in response to clause (iv) of the Staff’s comment.

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March 9, 2007

4.	Please include the disclosure required by Item 507 of Regulation S-K.

Please be advised that the Company has determined to remove the sponsors’ warrants from the Registration Statement. Accordingly, we believe this comment is no longer applicable.

5.	We note the inconsistent description of the insider warrants. Throughout the risk factors and in other places, they are referred to as “sponsors’ warrants,” while in the calculation of fees table, the risk factor on the top of page 22 and exhibit 4.4, they are called insider warrants. Please reconcile.

We have revised the disclosure in the Registration Statement to refer to the warrants as “sponsors’” warrants in all places so as to remove the inconsistency as requested.

Summary, page 1

6.	The prospectus states on page 2 that each member of the company’s board of directors is also an officer and/or director of Endeavor Acquisition Corp., a blank check company that entered into a definitive agreement in December 2006 to acquire American Apparel, Inc. and its affiliated companies. The prospectus further states that, because the company’s officers and directors may become principals of future blank check companies formed to acquire an operating businesses) in the franchising, financial services or healthcare industries, the company is prohibited from seeking to acquire: a target business in any of these industries so as to avoid any potential conflicts of interest. Please identify the industry in which American Apparel, Inc, and its affiliated companies operate and the industries in which the officers and directors would have pre-existing fiduciary and contractual obligations to Endeavor Acquisition Corp. In addition, please describe in more detail the future blank check companies in which the officers and directors may become principals.

We have revised the disclosure in the Registration Statement to identify in what industry American Apparel, Inc. and its affiliated companies operate. We have further revised the disclosure to indicate that if any of the Company’s directors continue to serve as directors of Endeavor Acquisition Corp. following its acquisition of American Apparel, they will have pre-existing fiduciary obligations to it and will offer it all suitable business opportunities in the apparel industry prior to offering them to the Company.

With respect to future blank check companies in which the Company’s officers and directors may become principals, we currently disclose all known information relating to such entities. As indicated in the Registration Statement, the Company’s officers and directors may become principals of future blank check companies formed to acquire one or more operating businesses in the franchising, financial services or healthcare industries, although they are not yet committed or required to do so. As this is a possibility, the Company determined to limit the potential industries in which it may seek a target business so as to remove potential conflicts of

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interest that might have arisen if the Company’s officers and directors became involved in such future blank check companies. Accordingly, we have not revised the disclosure in the Registration Statement in response to this portion of the Staff’s comment.

Private Placement, page 2

7.	Please state whether either Mr. Watson and/or Mr. Ledecky will purchase warrants directly. Also state whether either or both individuals may borrow funds to purchase warrants and, if so, whether the warrants will be pledged as collateral for such borrowed funds, if any.

The first sentence of the disclosure under the caption “Private Placement” states:

“Eric J. Watson, our chairman of the board and treasurer, and Jonathan J. Ledecky, our president and secretary, have agreed to purchase an aggregate of 5,000,000 warrants at a price of $1.00 per warrant ($5.0 million in the aggregate) in a private placement that will occur simultaneously with the consummation of this offering.”

Accordingly, we believe it is clear from the disclosure that both Messrs. Watson and Ledecky will be purchasing the sponsors’ warrants directly. We have revised the disclosure in the Registration Statement to indicate that neither will borrow funds to purchase the sponsors’ warrants.

8.	It appears that Mr. Watson and Mr. Ledecky are “sponsors” of Victory Acquisition Corp. Please confirm. For purposes of clarity, please state also, if appropriate, that these individuals are also the “‘initial stockholders” and “founders,” as referenced on page 3. We note in this regard that Cullen International Limited, described on page 66 as “an entity owned by interests associated with Mr. Watson,” purchased 2,915,000 shares of the company’s common stock in January 2007. Please provide further information concerning Cullen International, its organizational form, business and owners. If appropriate, identify this entity as a sponsor/founder/initial stockholder of the company. We may have further questions.

We hereby confirm that Mr. Watson and Mr. Ledecky are promoters of the Company as that term is defined under the Federal securities laws (and accordingly, are the Company’s sponsors and founders). Mr. Ledecky is one of the Company’s initial stockholders as indicated on page 3 of the Registration Statement. Cullen International Limited, a New Zealand company, is a wholly owned subsidiary of Cullen Investments Limited, and was formed for the specific purpose of holding passive investments such as shares of the Company’s stock. Cullen Investments Limited is a private investment company ultimately owned by Valley Trust, a trust whose beneficiaries are Mr. Watson, Lake Group Limited, a company that is wholly owned by the Eric John Watson 2003 Family Trust, and several unaffiliated charities. The current trustee of Valley Trust is Victoria Equities Limited, a company that is wholly owned by the Cullen

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Business Trust, a trust established for the benefit of Mr. Watson and his family. We have revised the disclosure in the Registration Statement to clarify the foregoing.

The Offering, page 4

Conditions to consummating our initial business combination, page 10

9.	The prospectus states that, if the company acquires less than 100% of one or more target businesses, the aggregate fair market value of the portion(s) acquired must equal at least 80% of the balance in the trust account (excluding the deferred underwriting compensation) at the time of the transaction. Please describe the circumstances in which the company would acquire minority interests in one or more companies. We may have further comment.

We have revised the disclosure in the Registration Statement to indicate that the Company would acquire less than 100% of a target business only if it was acquiring at least a controlling interest of such target business (meaning not less than 50% of the voting securities of such target business).

Risk Factors, page 16

General

10.	Please revise to provide a risk factor to discuss your ability to redeem the public warrants pursuant to section 6.1 of the warrant agreement. The risk factor should specifically address the fact the company could redeem the warrants while a prospectus is current on the redemption date, but the warrant holders may not be able to exercise the warrants during the 30-day period prior to the redemption date (e.g. measurement period) as a prospectus may not be current and the warrants may not be exercisable during that period. Due to these circumstances, the warrant holder may receive much less than fair value for the instrument if redeemed by the company.

Section 6.1 of the Warrant Agreement indicates that the warrants are only redeemable at a time when the warrants are exercisable. Furthermore, Section 3.3.2 of the Warrant Agreement states that “[i]n the event that a registration statement with respect to the Common Stock underlying a Public Warrant is not effective under the Act, the holder of such Public Warrant shall not be entitled to exercise such Public Warrant….” Accordingly, the Company can never redeem the warrants while the warrant holders are unable to exercise the warrants. In order to further clarify this point, we have revised the disclosure in the Registration Statement and Section 6.1 of the Warrant Agreement to indicate that the Company will not redeem the warrants unless they are exercisable throughout the 30-day redemption period.

11.	Please revise the thirteenth risk factor on page 20, beginning “An effective registration statement may not be in place..,” to clarify that a purchaser of a unit may pay the full

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unit purchase price solely for the shares underlying the unit (since the warrants may expire worthless). Please also revise your Description of Securities and notes to financial statements to reflect these changes.

We have revised the disclosure in the Registration Statement as requested.

12.	The discussion in risk factor fifteen on page 21 indicates that the company may complete a business combination “with a financially unstable company or an entity in its development stage.” We note that such a transaction appears inconsistent with the criteria and guidelines that the company plans to use in evaluating acquisition opportunities, as set forth on page 42. These criteria include, among other things, established companies with proven track records (“… we do not intend to acquire start-up companies”), companies with strong free cash flow characteristics (“predictable, recurring revenue streams and an emphasis on low working capital and capital expenditure requirements”) and companies that have a strong competitive industry position (“companies that have a leading market position”). Please discuss the apparent inconsistency.

We have revised the disclosure in the Registration Statement to remove the reference to the Company potentially acquiring a financially unstable company or an entity in its development stage to remove the above-referenced inconsistency.

Proposed Business, page 41

Financial position, page 43

13.	Please explain the meaning of the phrase, “creat[e] a liquidity event.”

We have revised the disclosure in the Registration Statement to clarify the meaning of the phrase “creating a liquidity event” as requested.

14.	The prospectus states that, “Because we are able to consummate a business combination using our cash, debt or equity securities, or a combination of the foregoing, we have the flexibility to use the most efficient combination that will allow us to tailor the consideration to be paid to the target business to fit its needs and desires.” Elsewhere, however, the prospectus states that the company has not taken any steps to secure third party financing. See page 26 (“… we may not be able to consummate a business combination that requires us to use all of the funds held in the trust account as part of the purchase price, or we may end up having a leverage ratio that is not optimal for our business combination.”). See also the thirtieth risk factor (company may be unable to obtain additional financing, if require, to complete a business combination or to fund operations and growth, of the target business). Please discuss the apparent inconsistency.

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We have revised the disclosure in the Registration Statement to clarify this apparent inconsistency.

Limited ability to evaluate the target business’ management, page 47

15.	Please identify the individual directors that may “remain associated in some capacity with us following a business combination.”

The Company is not able to identify the individual directors, if any, that will remain associated in some capacity with the Company following a business combination. This will only be determined in connection with the negotiation and consummation of a definitive agreement for a business combination. Accordingly, we have not revised the disclosure in the Registration Statement in response to this comment.

Management, page 56

16.	Under the business experience of Mr. Ledecky, please describe in more detail the business or investment portfolio of Ironbound Partners Fund LLC.

We have revised the disclosure in the Registration Statement to indicate that Ironbound Partners Fund LLC oversees the Ledecky Foundation and other Ledecky family investments.

Principal Stockholders, page 64

17.	Please provide further information concerning Cullen International Limited. Describe its business and legal organization. Identify the “interests associated with Mr. Watson” that are its owners, state the ownership interest of each, and advise us of the basis for the statement that Mr. Watson is beneficial owner of the shares. See also page 66. Describe any relationship between Cullen International Limited and Cullen Investments Limited, described on page 1 as a private investment company founded by Mr. Watson.

In response to comment 8 above, we have revised the disclosure in the Registration Statement to provide further information regarding Cullen International Limited as requested.

18.

On page 65, please clarify the meaning of the first sentence of the second full paragraph. Clarify, among other things, the meaning of subclause (i), which refers to “an entity’s members upon its liquidation” Identify the “entity(ies)” and “members” in question and explain what is contemplated by this provision. Also explain whether the interests in Cullen International Limited are subject to the escrow. Confirm whether the shares could be sold at a price greater than $0.004 per share. See page 66 (purchase price of shares sold to initial stockholders). Also state whether a selling shareholder would retain all benefits of ownership after sale or transfer of ownership, as the sentence seems to suggest. Discuss and explain the purpose of the “private sale”

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exception. State whether a purchaser could be a relative, associate or affiliate of the seller. Provide a copy of any proposed sale agreement for the staff s review.

All of the founders’ common stock will be placed in escrow with Continental Stock Transfer & Trust Company, as escrow agent, until one year after the consummation of a business combination. This includes the shares of common stock held by Cullen International Limited. We have revised the disclosure in the Registration Statement to clarify that the founders’ common stock may be transferred to an entity’s “beneficiaries” upon its liquidation as Cullen International Limited is the only entity that is a holder of the founders’ common stock and has no members. Accordingly, Cullen International Limited could transfer its shares to its beneficiaries prior to the expiration of the lock-up period if it liquidated prior to such date.

With respect to the private sale exception, which applies only to the founders’ common stock, the original SPAC structure was designed so that the founders did not profit from their initial shares until after a sufficient amount of time had passed from the consummation of the business combination so that the public investors could exit before management profited (in the Company’s case, one year after it consummates a business combination). We believe allowing transfers of the founders’ common stock prior to this time period enables the founders to attract individuals that may bring value to the Company’s management prior to a business combination. At the same time, limiting the transfer price to prices no greater than the price at which such shares were originally purchased ensures that the founders will not profit from such transfers. Furthermore, we believe the disclosure is clear that such transfers could be to anyone, including an initial stockholder’s relatives, associates or affiliates. There are no proposed sale agreements.

We have revised the disclosure in the Registration Statement in response to the remainder of the Staff’s comment as requested.

19.	With respect to the final sentence in the second full paragraph, please clarify whether a purchaser in a private sale of founder’s common stock would receive any portion of the liquidation proceeds in the event of a liquidation. State also whether a purchaser would have conversion rights for purchased shares.

We have revised the disclosure in the Registration Statement as requested.

20.	Please either describe the “limited circumstances,” referenced in the third full paragraph on page 65, in which the sponsors’ warrants may be sold or transferred or cross-reference the information. See also page 68 (purchasers have agreed that sponsors’ warrants will not be sold or transferred by them until after completion of business combination).

We have revised the disclosure in the Registration Statement to indicate that the sponsors’ warrants could be transferred under limited circumstances such as to relatives or trusts for estate planning purposes, subject to the transferees agreeing to be bound by the transfer restrictions.

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March 9, 2007

Financial Statements

General

21.	Please provide a currently dated consent in any amendment and ensure the financial statements are updated as required by Rule 3-12(g) of Regulation S-X.

We have provided a currently dated consent in Amendment No. 1 and will ensure that the financial statements are updated as required by Rule 3-12(g) of Regulation S-X.

Warrant Agreement, Exhibit 4.4

22.	We note in section 6.3 of the warrant agreement (exhibit 4.4) that the warrants may be exercised for cash or on a “cashless basis” in accordance with section 3.3.1. Please show us where section 3.3.1 provides for a cashless exercise of the warrants.

The reference to the exercise of warrants on a “cashless basis” in the warrant agreement was included in error and has been deleted from the agreement as re-filed with Amendment No. 1.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Jonathan J. Ledecky